Schedule A

First Jersey Cannabis Corporation

Terms and Conditions of Employment

The following outlines the terms and conditions of employment with First Jersey Cannabis Corporation (the "Company"). The Company reserves the right to change these terms and conditions as necessary, with due notice.

Title	Title
	Deborah K. Williams, Technical Applications Manger.
Responsibilities	A copy of your position description is attached as Schedule "B." While employed by the Company, you agree to work and agree that you shall not be employed or engaged in any capacity, in promoting, undertaking or carrying on any other business that competes with the Company or interferes or could reasonably interfere with your duties to the Company without our prior written permission.
Salary	$30,000 per annum
Status	As time requires at your option.
Start Date	Upon the closing of the proposed stock offering.
End Date	Open
Hours of Work	As required, but shall not exceed 832 hours in a calendar year (or prorated portion of a partial year), including vacation hours, without additional compensation agreeable to you and the Company.
Accountable expenses	You are entitled to accountable expenses on all Company authorized travel.
Payroll Schedule	Your salary will be paid to you on a weekly basis, less required deductions, (through direct deposit) OR (by check).
Vacation	You will be entitled to 16 hours of vacation annually.

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Benefits	You shall be entitled to participate in all benefit plans of Company as may be made available to employees of Company from time to time for which you are eligible.
Travel	As per the requirements of your position, you will be expected to travel up to 2% of the time.
Policies and Standards	Company has established a variety of policies and standards that ensure a safe, enjoyable working environment. During the period of your employment with us, you agree to be bound by these policies and standards, and any future policies and standards that are reasonably introduced by the Company. It is agreed that the introduction and administration of these policies is within the sole discretion of Company and that these policies do not form a part of this Agreement. It is agreed that if Company introduces, amends or deletes employment-related policies as conditions warrant that such introduction, deletion or amendment does not constitute a breach of this Agreement.
Confidentiality and Intellectual Property	Our offer of employment is conditional upon you agreeing to and abiding by the "Confidentiality and Proprietary Information Agreement." Attached Schedule "C."
Non-Solicitation	You hereby agree that, while you are employed by Company and for one (1) year following the termination of your employment with Company, you will not (i) recruit, attempt to recruit or directly or indirectly participate in the recruitment of, any Company employee or (ii) directly or indirectly solicit, attempt to solicit, canvass or interfere with any customer or supplier of Company in a manner that conflicts with or interferes in the business of Company as conducted with such customer or supplier.
Representation	You hereby represent and warrant to Company that you are not party to any written or oral agreement with any third party that would restrict your ability to enter into this Agreement or the Confidentiality and Proprietary Information Agreement or to perform your obligations hereunder and that you will not, by joining Company, breach any non-disclosure, proprietary rights, non-competition, non-solicitation or other covenant in favor of any third party.
Changes to Duties and/or Compensation	If your duties or compensation should change during the course of your employment with Company, the validity of our agreement will not be affected. In addition, if one or more of the provisions in our agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

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Resignation	Should you wish to resign your employment with Company, you will be required to provide two weeks' written notice to enable us transition your work.
Stock Ownership	You will receive 10,000 shares of common stock in the Company, $0.01 par value as a signing bonus.

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Schedule B

Job Description and Other Circumstances

Ms. Williams to serve as Technical Applications Manger. Ms. Williams will not be employed at 1030 White Horse Pike, Egg Harbor, NJ 08215, and instead work at a location suitable to her. No expenses or cost are chargeable to the Company relating to her work location.

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Schedule C

Employee Covenants

Confidentiality and Proprietary Information Agreement

In consideration of employment as an employee or engagement as an independent contractor with First Jersey Cannabis Corporation (the "Company"), the undersigned (the "Participant") agrees and covenants as follows:

1. Employment with the Company as an employee or engagement with the Company as an independent contractor, as the case may be (the "Engagement"), will give the Participant access to proprietary and confidential information belonging to the Company, its customers, its suppliers and others (the proprietary and confidential information is collectively referred to in this Agreement as "Confidential Information"). Confidential Information includes but is not limited to customer lists, marketing plans, proposals, contracts, technical and/or financial information, databases, software and know-how. All Confidential Information remains the confidential and proprietary information of the Company.

2. As referred to herein, the "Business of the Company" shall relate to the business of the Company as the same is determined by the Board of Directors of the Company from time to time.

3. The Participant may in the course of the Engagement conceive, develop or contribute to material or information related to the Business of the Company, including, without limitation, software, technical documentation, ideas, inventions (whether or not patentable), hardware, know-how, marketing plans, designs, techniques, documentation and records, regardless of the form or media, if any, on which such is stored (referred to in this Agreement as "Proprietary Property"). The Company shall exclusively own all Proprietary Property which the Participant conceives, develops or contributes to in the course of the Engagement and all intellectual and industrial property and other rights of any kind in or relating to the Proprietary Property, including but not limited to all copyright, patent, trade secret and trade-mark rights in or relating to the Proprietary Property. For greater certainty, the Participant hereby assigns to the Company any and all rights that the Participant may have or obtain in or to the Proprietary Property. Material or information conceived, developed or contributed to by the Participant outside work hours on the Company's premises or through the use of the Company's property and/or assets shall also be Proprietary Property and be governed by this Agreement if such material or information relates to the Business of the Company. The Participant shall keep full and accurate records accessible at all times to the Company relating to all Proprietary Property and shall promptly disclose and deliver to the Company all Proprietary Property.

4. The Participant shall, both during and after the Engagement, keep all Confidential Information and Proprietary Property confidential and shall not use any of it except for the purpose of carrying

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out authorized activities on behalf of the Company. The Participant may, however, use or disclose Confidential Information which:

(i) is or becomes public other than through a breach of this Agreement;

(ii) is known to the Participant prior to the date of this Agreement and with respect to which the Participant does not have any obligation of confidentiality; or

(iii) is required to be disclosed by law, whether under an order of a court or government tribunal or other legal process, provided that Participant informs the Company of such requirement in sufficient time to allow the Company to avoid such disclosure by the Participant.

The Participant shall return or destroy, as directed by the Company, Confidential Information and Proprietary Property to the Company upon request by the Company at any time. The Participant shall certify, by way of affidavit or statutory declaration, that all such Confidential Information and Proprietary Property has been returned or destroyed, as applicable.

5. The Participant covenants and agrees not to make any unauthorized use whatsoever of or to bring onto the Company's premises for the purpose of making any unauthorized use whatsoever of any trade secrets, confidential information or proprietary property of any third party, including without limitation any trade-marks or copyrighted materials, during the course of the Engagement. The Participant agrees and represents that the Engagement and the execution of this Agreement do not and will not breach any agreement to which the Participant is currently a party or which currently applies to the Participant.

6. At the reasonable request and at the sole expense of the Company, the Participant shall do all reasonable acts necessary and sign all reasonable documentation necessary in order to ensure the Company's ownership of the Proprietary Property and all intellectual and industrial property rights and other rights in the same, including but not limited to providing to the Company written assignments of all rights to the Company and any other documents required to enable the Company to document rights to and/or register patents, copyrights, trade-marks, industrial designs and such other protections as the Company considers advisable anywhere in the world.

7. The Participant hereby irrevocably and unconditionally waives all moral rights the Participant may now or in the future have in any Proprietary Property.

8. The Participant agrees that the Participant will, if requested from time to time by the Company, execute such further reasonable agreements as to confidentiality and proprietary rights as the Company's customers or suppliers reasonably required to protect Confidential Information or Proprietary Property.

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9. Regardless of any changes in position, salary or otherwise, including, without limitation, termination of the Engagement, unless otherwise stipulated pursuant to the terms hereof, the Participant will continue to be subject to each of the terms and conditions of this Agreement and any other(s) executed pursuant to the preceding paragraph.

10. The Participant agrees that the Participant's sole and exclusive remedy for any breach of this Agreement or any other agreement by the Company will be limited to monetary damages and that the Participant will not make any claim in respect of any rights to or interest in any Confidential Information or Proprietary Property.

11. The Participant acknowledges that the services provided by the Participant to the Company are unique. The Participant further agrees that irreparable harm will be suffered by the Company in the event of the Participant's breach or threatened breach of any of his or her obligations under this Agreement, and that the Company will be entitled to seek, in addition to any other rights and remedies that it may have at law or equity, a temporary or permanent injunction restraining the Participant from engaging in or continuing any such breach hereof. Any claims asserted by the Participant against the Company shall not constitute a defense in any injunction action, application or motion brought against the Participant by the Company.

12. This Agreement is governed by the laws of the New Jersey

13. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, that provision shall be deleted and the other provisions shall remain in effect.

IN WITNESS WHEREOF the Company has caused this Agreement to be executed as of the ___ day of _______________, 20__.

Deborah K. Williams

Deborah K. Williams